DAVID L. ROLAND

Senior Vice President,

General Counsel & Secretary

June 23, 2015

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 23, 2015
File No. 001-13926

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated June 2, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed on February 23, 2015 (File No. 001-13926). Accompanying this letter is the Company’s Memorandum of Response to the Comment Letter.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Sincerely yours,

/s/ David L. Roland

David L. Roland
Senior Vice President,
General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile (713) 583-9179)

Duane Morris LLP

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2014

Filed February 23, 2015

(File No. 001-13926)

June 23, 2015

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter dated June 2, 2015 (the “Comment Letter”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-13926) (the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments

Form 10-K for the fiscal year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.	Your response to prior comment 2 explains that market fundamentals in the oil and gas industry have continued to deteriorate and that the dramatic decline in oil prices led many of your customers or potential customers to announce additional significant cutbacks to their 2015 capital spending plans. It appears that similar factors regarding the impact of depressed market conditions are noted in your filing on Form 10-K. We also note the disclosure in your Form 10-K stating that you expect adverse market conditions to continue through 2015 and likely into 2016 or even longer. Please tell us about the assumptions underlying your impairment analysis as of December 31, 2014 compared to March 31, 2015, including with regard to your expectations for rig utilization and dayrates, and provide us with additional detail regarding recent changes to the existing service potential for your drilling rigs. As part of your response, please specifically address how market conditions changed during the first quarter of 2015. Refer to FASB ASC 360-10-35-29 through 360-10-35-33.

Response: Since assessing our rigs for impairment at year-end 2014, new requirements were proposed by regulatory bodies governing the U.S. offshore drilling industry, we were informed of potential contract cancellations and the overall market conditions in the oil and gas industry have continued to deteriorate.

•	In April 2015, the Bureau of Safety and Environmental Enforcement (an agency established by the U.S. Department of the Interior that governs the offshore drilling industry on the Outer Continental Shelf) announced proposed rules that are expected to be enacted into law following a comment period. The proposed rules include more stringent design requirements for well control equipment used in offshore drilling operations. As the new regulations are currently proposed, we would be required to incur significant capital costs, estimated to range from $50 million to $150 million per affected rig, to comply with these additional design requirements to enable certain of our cold-stacked mid-water semisubmersible rigs to return to work in U.S. waters, making it even less likely that these rigs will return to work.

•	In mid-March 2015, the price of oil for West Texas Intermediate (WTI) reached lows not seen since 2009. This dramatic decline in oil prices led many of our customers or potential customers to announce significant additional cutbacks to their 2015 capital spending plans, over and above reductions previously announced and evaluated as part of our year-end process.

•	In March 2015, we learned that customers were terminating seven contracts for drilling rigs of our competitors. These terminations followed our receipt of notice of early termination of contracts for five of our rigs in February 2015. At December 31, 2014, we reviewed historical periods that involved significant commodity price downturns and noted that during those periods customers generally had not cancelled their contracts for drilling rigs.

•	To date in 2015, new rig tenders from customers have been scarce, thereby increasing competition for the limited number of drilling jobs in the market. In addition, operators are continuing to seek to sublet contracted rigs that were planned for projects that have now been cancelled or postponed.

As required by ASC 360, we evaluate our rigs for impairment whenever changes in circumstances indicate that the carrying amount of a rig may not be recoverable (such as, but not limited to, cold stacking a rig, the expectation of cold stacking a rig in the near term, a decision to retire or scrap a rig or excess spending over budget on a newbuild, construction project or major rig upgrade). At September 30, 2014, in response to the decline in oil prices that started during the summer of 2014, we evaluated nine of our mid-water semisubmersibles for impairment, determined that six of the nine were impaired and recorded an aggregate impairment charge of $109.5 million in the three-month period ended September 30, 2014.

At year-end 2014, we evaluated four of our mid-water semisubmersibles for impairment, three of which we had previously evaluated at September 30, 2014 and, based on our undiscounted probability-weighted impairment analysis, determined that no impairment was warranted. By the time we conducted our impairment analysis for the quarter ended March 31, 2015, as a consequence of factors described above, the underlying assumptions we used in our impairment analysis worsened and accordingly we impaired seven of our twelve mid-water semisubmersibles and our older 7,875-foot water depth rated drillship for an aggregate asset impairment of $358.5 million.

The primary assumption causing the difference between periods in our evaluation was the change in our expectation of whether a rig would return to work. (This is the probability included in our analysis that the rig under evaluation will have zero utilization and zero dayrate over the remainder of its service life.) For the mid-water semisubmersible rigs evaluated for impairment, the probability of never returning to work as included in our impairment evaluation at each reporting period was as follows:

Probability that Mid-water Semisubmersible will Never Return to Work
Name of Rig	September 30, 2014	December 31, 2014	March 31, 2015
Ocean Epoch	Decision to Scrap	—	Sold for Scrap
Ocean New Era	Decision to Scrap	Sold for Scrap	—

Ocean Whittington	Decision to Scrap	Sold for Scrap	—
Ocean Yatzy	Decision to Scrap	—	Sold for Scrap
Ocean Concord	Decision to Scrap	—	Sold for Scrap
Ocean Winner	Decision to Scrap	—	(a)
Ocean Vanguard	15%	15%	30%
Ocean General	50%	50%	95%
Ocean Saratoga	50%	50%	(c)
Ocean Yorktown	(b)	(b)	(d)
Ocean Worker	(b)	15% (e)	(e)
Ocean Lexington	(b)	(b)	95%
Ocean Ambassador	(b)	(b)	95%
Ocean Nomad	(b)	(b)	95%
Ocean Princess	(b)	(b)	30%
Ocean Guardian	(b)	(b)	30%

(a)	Sold for scrap in May 2015
(b)	Under contract with a customer, had no impairment indicator and was not evaluated for impairment.
(c)	This rig was cold-stacked in the U.S. Gulf of Mexico. In the first quarter of 2015, management decided to sell this rig for scrap after reevaluating its probability of ever returning to work.
(d)	This rig was under contract in Mexico at year-end 2014 with its contract expiring in the first quarter of 2015. The expectation at year end was that the rig would be marketed and utilized in Mexico. However, when its contract expired in the first quarter of 2015, this rig was cold-stacked in the U.S. Gulf of Mexico and management decided to sell the rig for scrap after reevaluating its probability of ever returning to work.
(e)	The Ocean Worker’s contract with our customer in Brazil ended in December 2014. At that time, we considered the rig to be one of our better mid-water rigs and we spent $3.7 million in early 2015 to mobilize the rig back to the U.S. Gulf of Mexico for cold stacking. We believed that the rig would probably be bid to work in Mexico at some time in the future. (This was in contrast to the Ocean Concord, Ocean Yatzy and Ocean Winner, all rigs that came off contract in Brazil, for which we were not willing to incur costs required to mobilize them back to the U.S.) With the prospect of the Ocean Worker returning to work in Mexico becoming improbable, particularly in view of the notifications of contract terminations we received in February 2015 and the need for significant capital expenditures to return the rig to work in the U.S. related to the new regulatory requirements, when we conducted our impairment analysis for the first quarter of 2015, the decision was made to scrap this rig.

2.	We note that seven of the twelve mid-water semisubmersibles in your rig fleet were impaired in the first quarter of 2015. Please tell us how you concluded that the entire fleet of mid-water semisubmersible rigs was not impaired. As part of your response, please tell us whether rigs for which an impairment charge was not recognized are currently under contract and the term of each contract. For mid-water semisubmersible rigs not currently under contract, tell us when you expect these rigs will return to work.

Response: We evaluate our rigs for impairment on a rig-by-rig basis as in accordance with ASC 360, which defines the asset group to be evaluated for impairment as the unit of accounting which represents the lowest level for which identifiable cash flows are largely independent of the cash of other groups of assets and liabilities. The unit of accounting for us is each individual rig. At March 31, 2015, the five mid-water semisubmersible rigs that were not impaired had an aggregate net book value of $363 million.

As of the date of this memorandum, the status of rigs for which no impairment was taken and the reason no impairment was taken at March 31, 2015, are as follows:

Name of Rig	Contract Status	Reason No Impairment
Ocean Vanguard	Cold stacked	High quality North Sea rig certified to work in Norway. There are numerous acts, regulations, guidelines and other requirements applicable to drilling in UK and Norwegian waters that make it difficult for a rig to become certified to work in the North Sea and Norway.

Ocean Princess	Cold stacked	High quality rig certified to work in the North Sea. There are numerous acts, regulations, guidelines and other requirements applicable to drilling in UK waters that make it difficult for a rig to become certified to work in the North Sea.

Ocean Guardian	In shipyard for special survey	High quality rig certified to work in the North Sea. There are numerous acts, regulations, guidelines and other requirements applicable to drilling in UK waters that make it difficult for a rig to become certified in the North Sea. This rig is also in process of significant spending for its periodic special survey.

Ocean Patriot	Under contract through Oct 2017	High quality North Sea rig and under contract through Oct 2017.

Ocean Quest	Actively marketing	4,000 ft. water depth rated Victory class rig. We are actively bidding in Southeast Asia and we are currently investing in heliport and lifeboat upgrades to improve its marketability.

Although we do not know the exact timing of the return to work for the rigs currently not under contract, we believe all five of these rigs are well-positioned to work outside of the U.S. Gulf of Mexico and, if not currently under contract, have attributes that make them very likely to return to work.

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